300 North LaSalle
Chicago, Illinois 60654
Dennis M. Myers, P.C.
To Call Writer Directly:	(312) 862-2000	Facsimile:
(312) 862-2232		(312) 862-2200
dennis.myers@kirkland.com	www.kirkland.com
January 26, 2010
Via EDGAR Submission
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attn:	Tarik Gause Amanda Ravitz

Re:	Commercial Vehicle Group, Inc. Registration Statement on Form S-3 Originally filed November 20, 2009 (SEC File No. 333-163276)
Ladies and Gentlemen:
     This letter is being furnished on behalf of Commercial Vehicle Group, Inc., a Delaware corporation (the “Company”), in response to the comments raised in your letter dated January 22, 2010 from Amanda Ravitz of the Staff (the “Staff”) of the Commission to Chad M. Utrup, Chief Financial Officer of the Company, with respect to the Company’s Registration Statement on Form S-3 (File No. 333-163276) (the “Registration Statement”). The responses below correspond to the captions and numbers of those comments (which are reproduced in italics below). The Company’s responses are as follows:
Exhibit 5.1 - Opinion of Kirkland & Ellis LLP
1.	We note your revision in response to prior comment 4. Since counsel’s opinion that the Guarantees are binding relies upon conclusions as to state law matters, please remove the statement that counsel does not express or imply any opinion on the laws of Iowa and North Carolina. Counsel’s statement that it is relying upon other counsel as to state law matters should be sufficient.

Response: We will revise the opinion to remove the statement that we do not express or imply any opinion on the laws of Iowa and North Carolina. The proposed revisions to Exhibit 5.1 are attached hereto as Annex A.

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Securities and Exchange Commission
January 26, 2010

Exhibit 5.3 – Shuttleworth & Ingersoll, PLC
2.	We note your revision in response to prior comment 10 and counsel’s use of the phrase “and of which we have no knowledge” in revised text. Please have counsel delete this language. Counsel may rely on certificates as to matters of fact. As to other matters, counsel must provide an unqualified opinion as to the matters opined upon, and may not limit its opinion by a knowledge qualifier.

Response: Shuttleworth & Ingersoll, PLC will revise the opinion in response to the Staff’s comment. The proposed revisions to Exhibit 5.3 are attached hereto as Annex B.
*      *      *      *      *

Securities and Exchange Commission
January 26, 2010

     We hope that the foregoing has been responsive to the Staff’s comments. Should you have any questions relating to any of the foregoing, please feel free to contact the undersigned at (312) 862-2232 or Elisabeth M. Martin at (312) 862-3055.
Sincerely,
/s/ Dennis M. Myers
Dennis M. Myers, P.C.

cc:	Mr. Chad M. Utrup, Chief Financial Officer, Commercial Vehicle Group, Inc.

Annex A
Form of Item 5.1 Opinion

Exhibit 5.1

KIRKLAND & ELLIS LLP AND AFFILIATED PARTNERSHIPS

300 North LaSalle
Chicago, Illinois 60654

(312) 862-2000	Facsimile:
(312) 862-2200
www.kirkland.com

January ___, 2010
Commercial Vehicle Group, Inc.
7800 Walton Parkway
New Albany, Ohio 43054
Ladies and Gentlemen:
     We are acting as special counsel to (i) Commercial Vehicle Group, Inc., a Delaware corporation (the “Company”) and (ii) Trim Systems, Inc., a Delaware corporation, Trim Systems Operating Corp., a Delaware corporation, National Seating Company, a Delaware corporation, CVS Holdings, Inc., a Delaware corporation, Sprague Devices, Inc., a Delaware corporation, CVG Management Corporation, a Delaware corporation, CVG Logistics, LLC, a Delaware limited liability company, Mayflower Vehicle Systems, LLC, a Delaware limited liability company, Monona Corporation, a Delaware corporation, CVG CS LLC, a Delaware limited liability company, CVG European Holdings, LLC, a Delaware limited liability company, CVG Oregon, LLC, a Delaware limited liability company, Monona (Mexico) Holdings LLC, an Illinois limited liability company, Monona Wire Corporation, an Iowa corporation, and Cabarrus Plastics, Inc., a North Carolina corporation (collectively, the “Subsidiary Guarantors”), in connection with the preparation of the Registration Statement on Form S-3 (such Registration Statement, as amended or supplemented, is hereinafter referred to as the “Registration Statement”) originally filed with the Securities and Exchange Commission (the “Commission”) on November 20, 2009 under the Securities Act of 1933, as amended (the “Securities Act”), by the Company and the Subsidiary Guarantors. In this opinion letter: (i) Trim Systems, Inc., Trim Systems Operating Corp., National Seating Company, CVS Holdings, Inc., Sprague Devices, Inc., CVG Management Corporation, CVG Logistics, LLC, Mayflower Vehicle Systems, LLC, Monona Corporation, CVG CS LLC, CVG European Holdings, LLC and CVG Oregon, LLC are collectively referred to as the “Delaware Guarantors,” (ii) Monona (Mexico) Holdings LLC is also referred to as the “Illinois Guarantor,” (iii) Monona Wire Corporation is also referred to as the “Iowa Guarantor,” and (iv) Cabarrus Plastics, Inc. is also referred to as the “North Carolina Guarantor.” The Registration Statement relates to the issuance and sale from time to time, pursuant to Rule 415 of the General Rules and Regulations promulgated under the Securities Act (the “Rules”), of an unspecified amount of (a) shares of the common stock, par value $0.01 per share (the “Common Stock”), of the Company, (b) debt securities (the “Debt Securities”) of the Company and (c) guarantees of the Debt Securities by the Subsidiary Guarantors (the “Guarantees” and together with the Common Stock and the Debt Securities, the “Securities”) in

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KIRKLAND & ELLIS LLP
Commercial Vehicle Group, Inc.
January ___, 2010

one or more offerings from time to time on a delayed or continuous basis (the “Offerings”) for an aggregate amount not to exceed $200,000,000 or such larger amount as may be permitted to be registered pursuant to Rule 462(b) of the Rules. In addition, the shares of Common Stock to be registered pursuant to the Registration Statement includes up to 344,014 shares of Common Stock to be issued pursuant to the Warrant and Unit Agreement, dated as of August 4, 2009 (the “Warrant and Unit Agreement”), between the Company and U.S. Bank, National Association, as warrant agent and unit agent, and being offered by certain selling stockholders (the “Warrant Shares”).
     Senior Debt Securities will be issued pursuant to a senior indenture (the “Senior Indenture”) between the Company, a trustee named therein (the “Trustee”) and, if applicable, one or more Subsidiary Guarantors. Subordinated Debt Securities will issued pursuant to a subordinated indenture (the “Subordinated Indenture” and together with the Senior Indenture, the “Indentures”) between the Company and the Trustee, and, if applicable, one or more Subsidiary Guarantors.
     In connection with the registration of the Securities, we have examined originals, or copies certified or otherwise identified to our satisfaction, of such documents, corporate records and other instruments as we have deemed necessary for the purposes of this opinion, including: (i) the organizational documents of the Company, the Delaware Guarantors and the Illinois Guarantor, (ii) minutes and records of the corporate proceedings of the Company, the Delaware Guarantors and the Illinois Guarantor and (iii) the Registration Statement and the exhibits thereto.
     For purposes of this opinion, we have assumed the authenticity of all documents submitted to us as originals, the conformity to the originals of all documents submitted to us as copies and the authenticity of the originals of all documents submitted to us as copies. We have also assumed the legal capacity of all natural persons, the genuineness of the signatures of persons signing all documents in connection with which this opinion is rendered, the authority of such persons signing on behalf of the parties thereto other than the Company, the Delaware Guarantors and the Illinois Guarantor and the due authorization, execution and delivery of all documents by the parties thereto other than the Company, the Delaware Guarantors and the Illinois Guarantor. We have not independently established or verified any facts relevant to the opinion expressed herein, but have relied upon statements and representations of officers and other representatives of the Company and others.
     We have also assumed that at the time of the issuance and delivery of each of any Securities and at the time of issuance, delivery and execution of the instrument evidencing the same:

KIRKLAND & ELLIS LLP
Commercial Vehicle Group, Inc.
January ___, 2010

     (i) the Registration Statement and any amendments thereto (including post-effective amendments) will be effective and will comply with all applicable laws at the time the Securities are offered or issued as contemplated by the Registration Statement;
     (ii) a prospectus supplement or term sheet (“Prospectus Supplement”) will have been prepared and filed with the Commission describing the Securities offered thereby and will comply with all applicable laws;
     (iii) all Securities will be issued and sold in compliance with applicable federal and state securities laws and in the manner stated in the Registration Statement and the appropriate Prospectus Supplement;
     (iv) the Securities will be issued and sold in the form and containing the terms set forth in the Registration Statement, the appropriate Prospectus Supplement and, as applicable, the appropriate Indenture;
     (v) the Company and all Subsidiary Guarantors will have obtained any legally required consents, approvals, authorizations and other orders of the Commission and any other regulatory authorities necessary to issue and sell the Securities being offered and to execute and deliver each of the Indentures; and
     (vi) a definitive purchase, underwriting or similar agreement (each, a “Purchase Agreement”) with respect to any Securities offered or issued will have been duly authorized and validly executed and delivered by the Company, the Guarantors and the other parties thereto.
     Based upon and subject to the foregoing qualifications, assumptions and limitations and the further limitations set forth below, we are of the opinion that:
1.	The shares of Common Stock to be issued and sold by the Company, when duly authorized by appropriate corporate action of the Company, and issued, sold and delivered against payment therefor in accordance with such authorization, the applicable Purchase Agreement and applicable law and in the manner and for the consideration stated in the Registration Statement and the applicable Prospectus Supplement, will be validly issued, fully paid and nonassessable.

2.	When, as and if (a) any Debt Securities have been duly authorized and duly established in accordance with the applicable Indenture and applicable law, (b) the appropriate corporate action has been taken by the Company to authorize the form, terms, execution and delivery of such Debt Securities (and any required amendment or supplement to the

KIRKLAND & ELLIS LLP
Commercial Vehicle Group, Inc.
January ___, 2010

applicable Indentures) and (c) the applicable Indenture has been duly executed, attested, issued and delivered by duly authorized officers, such Debt Securities will constitute valid and binding obligations of the Company enforceable against the Company in accordance with their terms.

3.	When, as and if (a) any Guarantees of Debt Securities have been duly authorized and duly approved by each Subsidiary Guarantor, as applicable in accordance with applicable law, (b) the appropriate corporate action has been taken by the Subsidiary Guarantors to authorize the form, terms, execution and delivery of such Guarantees, (c) the Guarantees have been duly executed, attested, issued and delivered by duly authorized officers and (d) the Debt Securities underlying such Guarantees have been duly executed, authenticated, issued and delivered, such Guarantees will constitute valid and binding obligations of each Subsidiary Guarantor, as applicable, enforceable against each Subsidiary Guarantor, as applicable, in accordance with their terms.

4.	The Warrant Shares have been duly authorized, and when the Warrant Shares have been duly issued in accordance with the terms of the Warrant and Unit Agreement and when the Warrant Shares are duly countersigned by the Company’s transfer agent/registrar, and upon receive by the Company of the consideration to be paid therefor, the Warrant Shares will be validly issued, fully paid and nonassessable.
     Our opinion expressed above is subject to the qualifications that we express no opinion as to the applicability of, compliance with, or effect of: (i) any bankruptcy, insolvency, reorganization, fraudulent transfer, fraudulent conveyance, moratorium or other similar law affecting the enforcement of creditors’ rights generally; (ii) general principles of equity (regardless of whether enforcement is considered in a proceeding in equity or at law); and (iii) public policy considerations which may limit the rights of parties to obtain certain remedies.
     To the extent that the obligations of the Company under the Indentures may be dependent on such matters, we assume for purposes of this opinion that the applicable Trustee is duly organized, validly existing and in good standing under the laws of its jurisdiction of organization; that such Trustee is duly qualified to engage in the activities contemplated by the applicable Indenture; that each Indenture has been duly authorized, executed and delivered by the Trustee and constitutes the legally valid and binding obligations of such Trustee, enforceable against such Trustee in accordance with its terms; that the Trustee is in compliance, generally and with respect to acting as an agent under the Indenture with all applicable laws and regulations; and that the Trustee has the requisite organizational and legal power and authority to perform its obligations under the applicable Indenture. We have assumed that the Indentures will be duly authorized, executed and delivered by the parties thereto in substantially the form

KIRKLAND & ELLIS LLP
Commercial Vehicle Group, Inc.
January ___, 2010

reviewed by us, and that any Debt Securities or Guarantees that may be issued will be issued in a form that complies with the Indentures.
     We express no opinion with respect to the enforceability of: (i) consents to, or restrictions upon, judicial relief or jurisdiction or venue; (ii) waivers of rights or defenses with respect to stay, extension or usury laws; (iii) advance waivers of claims, defenses, rights granted by law, or notice, opportunity for hearing, evidentiary requirements, statutes of limitation, trial by jury or at law, or other procedural rights; (iv) waivers of broadly or vaguely stated rights; (v) provisions for exclusivity, election or cumulation of rights or remedies; (vi) provisions authorizing or validating conclusive or discretionary determinations; (vii) grants of setoff rights; (viii) provisions for the payment of attorneys’ fees where such payment is contrary to law or public policy; (ix) proxies, powers and trusts; (x) restrictions upon non-written modifications and waivers; (xi) provisions prohibiting, restricting, or requiring consent to assignment or transfer of any right or property; (xii) any provision to the extent it requires any party to indemnify any other person against loss in obtaining the currency due following a court judgment in another currency; and (xiii) provisions for liquidated damages, default interest, late charges, monetary penalties, make-whole premiums or other economic remedies to the extent such provisions are deemed to constitute a penalty.
     Our advice on every legal issue addressed in this letter is based exclusively on the federal securities laws of the United States, the internal law of the State of New York, the laws of the State of Illinois (solely with respect to the Illinois Guarantor), and the Limited Liability Company Act of the State of Delaware and the General Corporation Law of the State of Delaware (including the applicable provisions of the Delaware constitution and reported judicial decisions interpreting these laws) (solely with respect to the Company and the Delaware Guarantors), and represents our opinion as to how that issue would be resolved were it to be considered by the highest court in the jurisdiction which enacted such law. The manner in which any particular issue relating to the opinions would be treated in any actual court case would depend in part on facts and circumstances particular to the case and would also depend on how the court involved chose to exercise the wide discretionary authority generally available to it. This letter is not intended to guarantee the outcome of any legal dispute which may arise in the future. For purposes of our opinion that the Guarantees, when duly authorized, executed and delivered, will be binding obligations of the Guarantors, we have, without conducting any research or investigation with respect thereto, relied on the opinions of: (i) Shuttleworth & Ingersoll, P.L.C., with respect to the Iowa Guarantor, and (ii) Robinson, Bradshaw & Hinson, P.A., with respect to the North Carolina Guarantor, that such Guarantors have the requisite corporate power to perform their obligations under the applicable Guarantees and that such Guarantees do not conflict with, or require consents under the laws of the Guarantors’ respective states of organization. We are not licensed to practice in Iowa and North Carolina~~, and we have made no investigation of, and do not express or imply an opinion on, the laws of such states. We~~

KIRKLAND & ELLIS LLP
Commercial Vehicle Group, Inc.
January ___, 2010

~~are not licensed to practice in Iowa and North Carolina, and we have made no investigation of, and do not express or imply an opinion on, the laws of such states~~. None of the opinions or other advice contained in this letter considers or covers any foreign or state securities (or “blue sky”) laws or regulations.
     This opinion is limited to the specific issues addressed herein, and no opinion may be inferred or implied beyond that expressly stated herein. The Securities may be issued from time to time on a delayed or continuous basis, and this opinion is limited to the laws, including the rules and regulations, as in effect on the date hereof, which laws are subject to change with possible retroactive effect. We assume no obligation to revise or supplement this opinion should the present federal securities laws of the United States, laws of the State of New York, laws of the State of Illinois or the General Corporation Law or Limited Liability Company Act of the State of Delaware be changed by legislative action, judicial decision or otherwise.
     We hereby consent to the filing of this opinion with the Commission as Exhibit 5.1 to the Registration Statement. We also consent to the reference to our firm under the heading “Legal Matters” in the Registration Statement. In giving this consent, we do not thereby admit that we are in the category of persons whose consent is required under Section 7 of the Securities Act or the rules and regulations of the Commission. This opinion and consent may be incorporated by reference in a subsequent registration statement filed pursuant to Rule 462(b) of the Rules with respect to the registration of additional Securities for sale in any Offering contemplated by the Registration Statement and shall cover such additional Securities.
     This opinion is furnished to you in connection with the filing of the Registration Statement in accordance with the requirements of Item 601(b)(5) of Regulation S-K under the Securities Act.
Sincerely,

Annex B
Form of Item 5.3 Opinion

Exhibit 5.3

V.C. Shuttleworth 1900-1965
T.M. Ingersoll 1902-1972
Constance M. Alt
Brian D. Bergstrom
John M. Bickel
Jace T. Bisgard
Kevin J. Caster
Theresa C. Davis
Laurie L. Dawley
John H. Ehrhart
Dean R. Einck
Richard S. Fry
Richard C. Garberson
Allan L. Harms
William S. Hochstetler
Tricia Hoffman-Simanek
Robert D. Houghton
Mark P.A. Hudson
Wesley B. Huisinga
Donald L. Johnson
Sam E. Jones
Linda M. Kirsch
Timothy J. Klima
Diane Kutzko
Michael O. McDermott
Dennis J. McMenimen
James C. Nemmers
Douglas R. Oelschlaeger
Steven J. Pace
Brett D. Papendick
Thomas P. Peffer
Nancy J. Penner
Ryan J. Prahm
William P. Prowell
Jennifer E. Rinden
Marty L. Rowlet
Gary J. Streit
Jason R. Sytsma
Mark L. Zaiger
Registered Patent Lawyers
Allan L. Harms
Timothy J. Klima
James C. Nemmers
Brett D. Papendick
Jason R. Sytsma
Counsel
Sarah W. Anderson
William D. Sindlinger
Of Counsel
Gilda L. Boyer
Thomas M. Collins
William R. Shuttleworth

Monona Wire Corporation
c/o Commercial Vehicle Group, Inc
7800 Walton Parkway
New Albany, Ohio 43-54

Re:	Registration Statement on Form S-3
Ladies and Gentlemen:
     We are issuing this opinion letter in our capacity as special counsel to Monona Wire Corporation, an Iowa corporation (the “Guarantor”), in connection with the preparation of the Registration Statement on Form S-3 (such Registration Statement, as amended or supplemented, is hereinafter referred to as the “Registration Statement”) originally filed with the Securities and Exchange Commission (the “Commission”) on November 20, 2009 under the Securities Act of 1933, as amended (the “Securities Act”), by Commercial Vehicle Group, Inc. (the “Company”), the Guarantor and certain other subsidiaries of the Company which are included in the Registration Statement as co-registrants (together with the Guarantor, the “Subsidiary Guarantors”). The Registration Statement relates to the issuance and sale from time to time, pursuant to Rule 415 of the General Rules and Regulations promulgated under the Securities Act (the “Rules”), of an unspecified amount of (a) debt securities (the “Debt Securities”) of the Company and (b) guarantees of the Debt Securities by the Subsidiary Guarantors (the “Guarantees” and together with the Debt Securities, the “Securities”) in one or more offerings from time to time on a delayed or continuous basis (the “Offerings”) for an aggregate amount not to exceed $200,000,000 or such larger amount as may be permitted to be registered pursuant to Rule 462(b) of the Rules.
     Senior Debt Securities will be issued pursuant to a senior indenture (the “Senior Indenture”) between the Company, a trustee named therein (the “Trustee”) and, if applicable, one
Mailing address: P.O. Box 2107 Cedar Rapids, Iowa 52406-2107
Street Address: 115 Third Street SE Cedar Rapids, Iowa 52401
Telephone 319.365.9461      Facsimile 319.365.8725      www.shuttleworthlaw.com

Shuttleworth & Ingersoll, p.l.c.
Monona Wire Corporation
January ___, 2010

or more subsidiaries of the Company, as guarantors. Subordinated Debt Securities will issued pursuant to a subordinated indenture (the “Subordinated Indenture” and together with the Senior Indenture, the “Indentures”) between the Company and the Trustee, and, if applicable, one or more subsidiaries of the Company, as guarantors. Each of the Indentures shall be substantially in the forms attached as Exhibits 4.7 and 4.8, respectively, to the Registration Statement. Any Guarantee of one or more series of Debt Securities will be issued pursuant to a supplement to, or separate provision in, the Indentures (each a “Guaranty Supplement”), as applicable, pursuant to which the corresponding Debt Securities are issued.
     In that connection, we have examined originals, or copies certified or otherwise identified to our satisfaction, of the following documents, corporate records and other instruments (i) the articles of incorporation and by-laws of the Guarantor, (ii) minutes, resolutions, consents and records of the corporate proceedings of the Guarantor ~~and~~ (iii) the Registration Statement and the applicable exhibits thereto and (iv) the certificate of ___ as ___ of the Guarantor, dated ___, 2010.
     As such counsel, we have reviewed originals, or copies certified or otherwise identified to our satisfaction of the following documents (collectively, the “Documents”):
1.	Form of Senior Indenture attached to the Registration Statement as Exhibit 4.7; and

2.	Form of Subordinated Indenture attached to the Registration Statement as Exhibit 4.8.
     For purposes of this opinion, we have assumed the authenticity of all documents submitted to us as originals, the conformity to the originals of all documents submitted to us as copies and the authenticity of the originals of all documents submitted to us as copies. We have also assumed the legal capacity of all natural persons, the genuineness of the signatures of persons signing all documents in connection with which this opinion is rendered, the authority of such persons signing on behalf of the parties thereto other than the Guarantor and the due authorization, (except with regard to the Iowa Guarantor) execution and delivery of all documents by the parties thereto. As to any facts material to the opinions expressed herein which we have not independently established or verified, we have relied upon statements and representations of officers and other representatives of the Company, the Guarantor and others.
     We have also assumed that, at the time of the issuance and delivery of each of any Securities and at the time of issuance, delivery and execution of the instrument evidencing the same: (i) the Registration Statement and any amendments thereto (including post-effective amendments) will be effective and will comply with all applicable laws at the time the Securities are offered or issued as contemplated by the Registration Statement; (ii) a prospectus supplement or term sheet (“Prospectus Supplement”) will have been prepared and filed with the Commission describing the Securities offered thereby and will comply with all applicable laws; (iii) all
115 Third Street SE, Suite 500 P.O. Box 2107 Cedar Rapids, Iowa 52406-2107
Telephone 319.365.9461 Facsimile 319.365.8725 www.shuttleworthlaw.com

Shuttleworth & Ingersoll, p.l.c.
Monona Wire Corporation
January ___, 2010

Securities will be issued and sold in compliance with applicable federal and state securities laws and in the manner stated in the Registration Statement and the appropriate Prospectus Supplement; (iv) the Securities will be issued and sold in the form and containing the terms set forth in the Registration Statement, the appropriate Prospectus Supplement and the appropriate Indenture; and (v) the Guarantor will have obtained any legally required consents, approvals, authorizations and other orders of the Commission and any other regulatory authorities necessary to issue and sell the Securities being offered and to execute and deliver each of the Indentures.
     Based upon and subject to the foregoing qualifications, assumptions and limitations and the further limitations set forth below, we are of the opinion that:
1.	The Guarantor is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Iowa.

2.	The Guarantor has the corporate power and authority to execute and deliver, and perform its obligations under, one or more indentures in the form of the Documents, including any Guarantees or any Guaranty Supplement issued thereunder by the Guarantor.

3.	No consent, waiver, approval, authorization or order of any State of Iowa court or governmental authority of the State of Iowa is required in connection with the execution and delivery of one or more indentures in the form of the Documents, any Guarantees or any Guaranty Supplement issued thereunder by the Guarantor except (a) such as may be required under the Securities Act or the Securities Exchange Act of 1934; as amended; (b) such as have been duly obtained or made and are in full force and effect; and (c) such filings and other actions as may be required to perfect any lien or security interest which such agreement purports to create.~~; and (d) such as may be required by orders, decrees, and the like that are specifically applicable to Guarantor. and of which we have no knowledge.~~

4.	The execution and delivery of the Documents by the Guarantor and the performance by the Guarantor of its obligations thereunder (including with respect to the Guarantee) do not and will not conflict with or constitute or result in a breach or default under (or an event which with notice or the passage of time or both would constitute a default under) or result in the creation of a lien or encumbrance under or violation of any of, (i) the articles of incorporation or bylaws of the Guarantor or (ii) any statute or governmental rule or regulation of the State of Iowa or any political subdivision thereof. ~~except any such statutes, or governmental rules or regulations which are specifically applicable to Guarantor and of which we have no knowledge.~~
     Our opinion expressed above is subject to the qualifications that we express no opinion as to the applicability of, compliance with, or effect of: (i) any bankruptcy, insolvency, reorganization, fraudulent transfer, fraudulent conveyance, moratorium or other similar law
115 Third Street SE, Suite 500 P.O. Box 2107 Cedar Rapids, Iowa 52406-2107
Telephone 319.365.9461 Facsimile 319.365.8725 www.shuttleworthlaw.com

Shuttleworth & Ingersoll, p.l.c.
Monona Wire Corporation
January ___, 2010

affecting the enforcement of creditors’ rights generally; (ii) general principles of equity (regardless of whether enforcement is considered in a proceeding in equity or at law); (iii) public policy considerations which may limit the rights of parties to obtain certain remedies; (iv) any laws except the laws of the State of Iowa and the Iowa case law decided thereunder; and (v) the “Blue Sky” laws and regulations of Iowa and any law relating to misrepresentation or fraud.
     Except as expressly set forth herein, we have not undertaken any independent investigation, examination or inquiry to determine the existence or absence of any facts (and have not caused the review of any court file or indices) and no inference as to our knowledge concerning any facts should be drawn as a result of the limited representation undertaken by us.
     This opinion is limited to the specific issues addressed herein, and no opinion may be inferred or implied beyond that expressly stated herein. The Securities may be issued from time to time on a delayed or continuous basis, and this opinion is limited to the laws, including the rules and regulations, as in effect on the date hereof, which laws are subject to change with possible retroactive effect. This opinion is given by us and accepted by you with the specific understanding that none of the members of our firm, nor our firm, will indemnify you, or anyone utilizing this opinion, for any damages that might result in reliance thereon based upon facts or contingencies which were not at this time discoverable after reasonable investigation conducted with due care. The information set forth herein is as of the date hereof. We assume no obligation to revise or supplement this opinion should the present laws of the State of Iowa be changed by legislative action, judicial decision or otherwise.
     This opinion is furnished to you in connection with the filing of the Registration Statement in accordance with the requirements of Item 601(b)(5) of Regulations S-K under the Securities Act. Kirkland & Ellis LLP may rely upon this opinion to the same extent as if it were an addressee hereof in connection with its opinion to the Company regarding the validity of the Documents filed as Exhibit 5.1 to the Registration Statement,
We hereby consent to the filing of this opinion with the commission as Exhibit 5.3 to the Registration Statement. We also consent to the reference to our firm under the heading “Legal Matters” in the Registration Statement. In giving this consent, we do not thereby admit that we are an “expert” within the meaning of the Securities Act of 1933, as amended.
Sincerely,
115 Third Street SE, Suite 500 P.O. Box 2107 Cedar Rapids, Iowa 52406-2107
Telephone 319.365.9461 Facsimile 319.365.8725 www.shuttleworthlaw.com